UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

ICONIC BRANDS, INC.
(Name of Issuer)

COMMON STOCK $0.001 PAR VALUE
(Title of Class of Securities)

45107V306
(CUSIP Number)

RICHARD DECICCO

44 SEABRO AVENUE

AMITYVILLE NEW YORK 11701

(631) 464-4050

_____________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

JULY 26, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	45107V306

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RICHARD DECICCO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,646,393 SHARES*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,646,393 SHARES*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,646,393 SHARES*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.39%
14	TYPE OF REPORTING PERSON (See Instructions) IN

* This calculation is based on 89,982,764 shares of Iconic Brands Inc. common stock outstanding as of July 26, 2021.

Item 1. Security and Issuer

This Schedule 13D (this “Statement”) relates to the Common Stock, $0.001 par value per share (“Shares”) of Iconic Brands, Inc. a Nevada corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 44 Seabro Avenue, Amityville New York 11701.

Item 2. Identity and Background

The name of the person filing this statement is Richard DeCicco, a United States Citizen (the “Reporting Person”).

The Reporting Person’s the business address is 44 Seabro Avenue, Amityville New York 11701.

Richard DeCicco is the President and the Chairman of the Board of Directors of the Company. The Company’s principal business is lifestyle branding, with expertise of developing, from inception to completion, alcoholic beverages. The principal business address of the Company is 44 Seabro Avenue, Amityville New York 11701.

During the last five years the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding, there was or is a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

As of the date hereof, the Reporting Person is deemed to beneficially own the Shares as detailed in Items 1 and 5, which are incorporated by reference herein.

No funds are being used in making the purchases. The Reporting Person is receiving the Shares in exchange for his Series A Super Voting Preferred Shares in the Issuer, as detailed in an exchange agreement, dated as of July 26, 2021, by and between the Issuer and the Reporting Person. The Reporting Person previously owned one share of Series A Voting Preferred Shares which provided him with a controlling interest in the Issuer. In order to facilitate the transaction, the Reporting Person agreed to receive the Shares in exchange for terminating the Series A Super Voting Preferred Share.

Item 4. Purpose of Transaction

The Reporting Person acquired the Shares to facilitate the financing and acquisition of TopPoP LLC, a New York limited liability company, which occurred on July 26, 2021.

Except as set forth herein, the Reporting Person has no plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries
(c)	A sale or transfer of material amount of assets of the Company or any of its subsidiaries
(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Company;
(f)	Any other material change in the Company’s business or corporate structure;
(g)	Changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h)

Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 19

Item 5. Interest in Securities of the Issuer

The information set forth in rows 7-13 of the cover pages of this Statement are incorporated by reference in this Item 5. As of July 26, 2021, the Reporting Person beneficially owned 24,646,393 Shares, which represented 27.39% of the outstanding Shares based upon 89,982,764 Shares of common stock outstanding as of July 26, 2021.

The beneficial ownership reflected in the remainder of this Item 5, and in the cover pages, reflect beneficial ownership as of July 26, 2021.

Sole power to vote or direct the vote: 24,646,393

Shared power to vote or direct the vote: 0

Sole power to dispose or to direct the disposition: 24,646,393

Shared power to dispose or direct the disposition: 0

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person has entered into an Employment Agreement with the Company, effective upon the close of the Company’s acquisition of TopPoP LLC, at which time the Reporting Person will become President and Chairman of the Board of Directors. The Employment Agreement has a term of two years, and provides for (i) an annual base salary of $265,000, (ii) an annual bonus with a target amount equal to 25% of base salary, based on performance criteria determined by the Board and (iii) eligibility for awards of stock options and/or restricted stock of the Company pursuant to the terms of the Company’s equity incentive plan (which is yet to be established), and the amount, frequency, and other details of which shall be determined by the Board.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
1.	Exchange Agreement, dated as of July 26, 2021, by and between Iconic Brands, Inc. and Richard DeCicco

2.	Employment Agreement, dated as of July 26, 2021, by and between Iconic Brands, Inc. and Richard DeCicco

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2021

/s/ Richard DeCicco
Richard DeCicco
President and Chairman of the Board of Directors